

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via E-mail
Matthew P. Young
Chief Financial Officer
Jazz Pharmaceuticals PLC
Fourth Floor, Connaught House
One Burlington Road
Dublin 4, Ireland

> **Re:** **Jazz Pharmaceuticals PLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 4, 2014**
> **File No. 001-33500**

Dear Mr. Young:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly period Ended September 30, 2014
Notes to Condensed Consolidated Financial Statements

7. Debt

Exchangeable Senior Notes, page 20

1. Tell us if there is a book-tax basis difference for the liability component of your exchangeable senior notes and if you recognized a deferred tax liability related to the difference and why or why not.

2. It appears the exchangeable senior notes issued in August 2014 contain redemption features. Provide us your analysis that supports your conclusion that none of the redemption features are required to be bifurcated in accordance with ASC 815-15. Specifically address whether the debt involves a substantial discount in accordance with ASC 815-15-25-40 through 43.

Amendment of Credit Facility and Term Loan Refinancing, page 21

3. Please provide us your analysis under ASC 470-50-40 supporting your conclusion that the January 23, 2014 second amendment to the credit agreement was a modification and not an extinguishment.

13. Income Taxes, page 29

4. Please provide us your analysis under ASC 740-10-25 supporting your treatment of the $202.0 million in upfront and milestone payments for rights to JZP-110 and to defibrotide in the Americas as i) temporary differences or ii) differences that are not temporary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant